Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

January 13, 2021

VIA EDGAR

John M. Ganley, Esq., Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     OFS Credit Company, Inc.
Post Effective Amendment No. 3 to Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299)

Dear Mr. Ganley:
On behalf of OFS Credit Company, Inc. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s post-effective amendment no. 3 to its registration statement on Form N-2 (File No. 333-234420), filed with the Commission on January 13, 2021 (“Amendment No. 3”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).
The disclosure contained in Amendment No. 3 contains no material changes from the disclosure included in the Company’s pre-effective amendment no. 1 to registration statement on Form N-2 (File No. 333-234420) (“Registration Statement”), filed with the Commission on January 7, 2020 and declared effective on January 8, 2020, except for (i) revisions reflecting the material developments relating to the Company since the effective date of the Registration Statement and (ii) the inclusion of annual audited financial statements and related financial data for the year ended October 31, 2020, together with disclosure relating thereto.

If you have any questions concerning the foregoing, please contact Vlad Bulkin at (202) 383-0815 or the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

    cc:    Vlad M. Bulkin

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